Exhibit 99.1

Media:	Investors:
Srikant Ramaswami	Louise Mehrotra
Johnson & Johnson	Johnson & Johnson
(609)730-2658(o)	(732) 524-6491
(609)647-8195 (mobile)

Bill Price	Lesley Fishman
Johnson & Johnson	Johnson & Johnson
(732)524-6623 (o)	(732) 524-3922
(732)668-3735 (mobile)

Mary Stutts	Chris Burns
Elan	Elan
(650)794-4403	(800) 252-3526

Niamh Lyons	David Marshall
Elan	Elan
+353 1-663-3602	+353 1-709-4444

Johnson & Johnson and Elan Corporation plc Announce Definitive Agreement

First-in-Class Alzheimer’s Treatments Expand Existing J&J Neuroscience Pipeline
Johnson & Johnson Equity Investment Provides Financial Flexibility for Elan

New Brunswick, N.J., and Dublin, Ireland, July 2, 2009 – Johnson & Johnson (NYSE: JNJ) and Elan Corporation plc (NYSE: ELN) today announced a definitive agreement whereby Johnson & Johnson  will acquire substantially all of the assets and rights of Elan  related to its Alzheimer’s Immunotherapy Program (AIP Program), through a newly formed company. In addition, Johnson & Johnson, through its affiliate, will invest $1 billion in Elan in exchange for newly issued American Depositary Receipts (ADRs) of Elan which will represent 18.4% of Elan’s outstanding ordinary shares.

The AIP Program represents Elan’s interest in  a collaboration with Wyeth to research, develop and commercialize selective products for the treatment and/or prevention of neurodegenerative conditions, including Alzheimer’s disease.

Johnson & Johnson, through its affiliate, will assume and continue Elan’s   activities with Wyeth under the AIP Program and will initially commit up to $500 million to continue the development and launch activities of bapineuzumab, a potential first-in-class treatment that is being evaluated for slowing the progression of Alzheimer’s

disease, as well as other compounds.   The agreement provides for additional funding obligations of the parties if needed.

In consideration for the transfer of these rights and assets, Elan will receive a 49.9% equity interest in the newly formed Johnson & Johnson company that will acquire the AIP program. Elan will be entitled to a 49.9% share of the profits and certain royalty payments upon the commercialization of products under the collaboration with Wyeth.

The AIP Program includes multiple compounds being evaluated for slowing the progression of Alzheimer’s disease. The lead compound (bapineuzumab), administered intravenously once every three months, is currently in Phase 3 clinical trials. A subcutaneous formulation, administered once a week, is currently in Phase 2 trials.  In addition, a vaccine for Alzheimer’s disease (ACC-001) is also under development.

In the U.S. alone, as many as 5.3 million people are living with Alzheimer’s disease. The direct and indirect costs of this and other dementias to payers, including government programs, amount to more than $148 billion annually, according to the Alzheimer’s Association.

“Alzheimer’s disease is a significant unmet need in aging populations globally,” said Sheri McCoy, Worldwide Chairman, Pharmaceuticals, Johnson & Johnson. “Johnson & Johnson’s development capabilities, commercial experience and global reach will provide the foundation to accelerate the AIP Program development, and increase its potential availability for patients globally.”

Elan Chief Executive Officer, Kelly Martin, believes that this transaction positively impacts Elan and patients globally. “This transaction will leverage Elan’s unique scientific and clinical work and leadership in bringing treatments to market that potentially slow the progression of Alzheimer’s disease.  The Elan commitment to scientific innovation and patients remains absolute and we will continue to build upon and expand our leadership in the fields of neuroscience and immunology.”

Husseini Manji, M.D., Global Therapeutic Head, Neuroscience, Johnson & Johnson Pharmaceutical Research & Development, added: “This transaction will be a key component in achieving our vision to develop treatments that target underlying disease biology, thereby helping to prevent some of society's most devastating illnesses.  We expect to focus our resources on bringing the AIP Program to fruition as quickly as possible because of its potential to slow the progression of Alzheimer’s disease."

Dale Schenk, PhD, Executive Vice President and Chief Scientific Officer for Elan provided a perspective that “After twenty years of following the science and advancing this technology into the latest stages of clinical development, it is our responsibility to ensure that this therapy, upon further clinical and regulatory progress, may be made available to the broadest range of patients globally. The capabilities of Johnson & Johnson will help in  achieving that goal.”

Upon closing, the transaction will have an estimated dilutive impact of $0.02 to $0.03 on Johnson & Johnson 2009 adjusted earnings per share. The companies anticipate concluding the transaction in the second half of 2009.

The boards of directors of both Johnson & Johnson and Elan have each approved the transaction, which represents the culmination of an in-depth strategic review by Elan. The transaction is conditioned on clearance under the Hart-Scott-Rodino Antitrust Improvements Act and other customary closing conditions.

Elan will host an analyst call at 8:00 a.m. EDT today.  This call will be simultaneously webcast over the Internet and will be available to investors, members of the news media and the general public. The event can be accessed by visiting Elan’s website at www.elan.com and clicking on the Investor Relations section, then on the event icon.

About Johnson & Johnson

Caring for the world, one person at a time….inspires and unites the people of Johnson & Johnson.  We embrace research and science – bringing innovative ideas, products and services to advance the health and well-being of people. Our approximately 119,000 employees at more than 250 Johnson & Johnson companies work with partners in health care to touch the lives of over a billion people every day throughout the world.

About Elan

Elan Corporation, plc is a neuroscience-based biotechnology company committed to making a difference in the lives of patients and their families by bringing innovations in science to fill significant unmet medical needs. Elan shares trade on the New York, London and Dublin Stock Exchanges. The gross assets attributable to the AIP Program in the audited consolidated accounts of Elan as at 31 December, 2008 were US$63.1 million. Costs (losses) associated with the AIP Program in respect of the year ended 31 December, 2008 were approximately US$113 million. For additional information about the company, please visit http://www.elan.com.

(This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from Johnson & Johnson’s and Elan Corporation, plc’s expectations and projections. Risks and uncertainties include the satisfaction of closing conditions for the transaction, including clearance under the Hart-Scott-Rodino Antitrust Improvements Act; the possibility that the transaction will not be completed, or if completed, not completed on a timely basis; the potential that market segment growth will not follow historical patterns; general industry conditions and competition; business and economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; domestic and foreign healthcare reforms and government laws and regulations; and trends toward healthcare cost containment. A further list and description of these risks, uncertainties and other factors can be found in Exhibit 99 of Johnson & Johnson’s Annual Report on Form 10-K for the fiscal year ended December 28, 2008, and Elan Corporation, plc’s  Annual Report on Form 20-F for the fiscal year ended December 31, 2008, as well as other subsequent filings. Copies of these filings, as well as subsequent filings, are available online at www.sec.gov, www.jnj.com, www.elan.com, or on request from Johnson & Johnson or Elan Corporation, plc. Neither Johnson & Johnson nor Elan Corporation, plc undertakes to update any forward-looking statements as a result of new information or future events or developments.)

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